Exhibit 21.1

Subsidiaries of the Company

Company	State of Organization
Green Plains Essex Inc. fka Essex Elevator, Inc.	Iowa
Green Plains Obion LLC fka Ethanol Grain Processors, LLC	Tennessee
Green Plains Shenandoah LLC fka GPRE Shenandoah, LLC	Delaware
Green Plains Grain Company LLC	Delaware
Green Plains Bluffton LLC fka Indiana Bio-Energy, LLC	Indiana
Green Plains Superior LLC fka Superior Ethanol, L.L.C.	Iowa
Green Plains VBV LLC fka VBV LLC	Delaware
Green Plains Trade Group LLC	Delaware